

## 2018 EARNINGS PRESENTATION

February 13, 2019



# FORWARD LOOKING STATEMENTS

This presentation contains statements concerning Louisiana-Pacific Corporation's (LP) future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: changes in governmental fiscal and monetary policies, including tariffs, and levels of employment; changes in general economic conditions; changes in the cost and availability of capital; changes in the level of home construction and repair activity; changes in competitive conditions and prices for our products; changes in the relationship between supply of and demand for building products; changes in the relationship between supply of and demand for raw materials, including wood fiber and resins, used in manufacturing our products; changes in the cost of and availability of energy, primarily natural gas, electricity and diesel fuel; changes in the cost of and availability of transportation; changes in other significant operating expenses; changes in exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar, Brazilian real and Chilean peso; changes in general and industry-specific environmental laws and regulations; changes in tax laws, and interpretations thereof; changes in circumstances giving rise to environmental liabilities or expenditures; the resolution of existing and future product-related litigation and other legal proceedings; the amount and timing of any repurchases of our common stock and the payment of dividends on our common stock, which will depend on market and business conditions and other considerations; and acts of public authorities, war, civil unrest, natural disasters, fire, floods, earthquakes, inclement weather and other matters beyond our control. Investors are cautioned that many of the assumptions upon which LP's forward-looking statements are based are likely to change after the forward-looking statements are made, including for example commodity prices, which LP cannot control, and production volumes and costs, some aspects of which LP may not be able to control. These and other factors that could cause or contribute to actual results differing materially from those contemplated by such forward-looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

# STATEMENT RELATING TO THE USE OF NON-GAAP FINANCIAL MEASURES

During the course of this presentation, certain non-U.S. GAAP financial information will be presented. Reconciliation of those numbers to U.S. GAAP financial measures are available on the company's website at www.lpcorp.com under the Investor Relations Presentations section.

**LP** BUILDING SOLUTIONS

# HIGHLIGHTS

# Q4 AND FULL YEAR 2018 HIGHLIGHTS

## Siding

- Record full-year sales and EBITDA, driven by 12% revenue growth in Smart Side Strand (8% volume, 5% price)
- Continued progress in Q4 with 10%+ Smart Side Strand revenue growth (5% volume, 5% price)
- Siding segment results were negatively impacted in the fourth quarter by increased marketing investment associated with accelerating repair and remodel channel penetration and new product introductions, and a number of headwinds we expect to be temporary, including downtime at its SmartSide Fiber and CanExel facilities and the Dawson Creek mill conversion
- Management re-affirms Smart Side Strand long-term revenue growth target of 12-14%

## OSB

- Improved penetration of value-added OSB products from 36% in 2017 to 38% in 2018 and enhanced OEE by 3.9 points, resulting in lower unit cash costs

## EWP

- Increased sales by 7% and Adjusted EBITDA by 10% for the full year 2018

## South America

- Increased sales by 4% and Adjusted EBITDA by 20% for the full year 2018

## Corporate

- Consolidated satellite offices to corporate HQ and began transition from matrix to line management structure

**LP** BUILDING SOLUTIONS

# STRATEGIC UPDATES

## Business Transformation

- LP continues its transformation from a commodity OSB producer to a more stable, cash generative business by significantly improving its revenue and EBITDA mix

## Additional Opportunities for Improvement

- We remain focused on further improving our business mix by growing the Siding segment as well as focusing on reducing unit costs across our business
- We have also identified ~$75M of EBITDA improvement opportunities we intend to capture by 2021 driven by improved OEE, supply chain optimization, and line management and infrastructure optimization

## Revised Capital Structure and Capital Allocation Plan

- As a result of these developments, we are transitioning to a more appropriate capital structure and a more shareholder-focused capital allocation plan
- At year end 2018 we had $1,028M of excess liquidity, comprised of $678M of excess cash and $350M of potential incremental debt capacity
- We commit to using this excess liquidity to repurchase $638M of stock in 2019 and pay shareholders $75M of dividends in 2019
- In addition, we expect to generate significant operating cash flow in a variety of macro environments and therefore have the capacity to commit to return to shareholders over time at least 50% of cash flow from operations in excess of capital expenditures required to sustain our core business and grow Siding and OSB value-add



# LP'S TOP PRIORITIES ARE GROWING SIDING, IMPROVING OSB PERFORMANCE, AND RETURNING CAPITAL TO SHAREHOLDERS

## Siding Strategy/Value Drivers:

- Expand siding capacity: significant optionality including opportunities within existing LP asset base

- Target customers/channels to enhance net margins

- Accelerate growth in less cyclical repair and remodel segment

- Refresh retail strategy

- Optimize mix in single family new construction to grow volumes with big builders

## OSB Strategy/Value Drivers:

- Drive value-added product growth

- Effective and focused capital deployment

- Enhancing overall equipment effectiveness ("OEE")

- Aggressively grow LP FlameBlock

- Execute LP Legacy flooring strategy

## Return Capital to Shareholders:

- Execute remaining existing $38M and new $600M share repurchase

- Increase dividend

- Return over time 50%+ of cash flow from operations in excess of capex to sustain our core business and grow Siding and value-added OSB

**LP** BUILDING SOLUTIONS

# Q4 AND FULL YEAR 2018 RESULTS

# FINANCIAL RESULTS

(\$ in millions, except per share amounts)

| | FOURTH QUARTER | | FULL YEAR | |
|---|---|---|---|---|
| | 2018 | B/(W) Pr Yr | 2018 | B/(W) Pr Yr |
| Sales | 589 | (122) | 2,828 | 94 |
| Cost of Sales | 496 | - | 2,084 | 86 |
| Gross Profit | 93 | (122) | 744 | 8 |
| Selling and adminstrative | 57 | (11) | 209 | (18) |
| Impairments of long-lived assets | 11 | (3) | 11 | (4) |
| Other operating charges and credits | 9 | (8) | (2) | 7 |
| Income from operations | 16 | (144) | 526 | (7) |
| Non-operating income(expense) | 1 | 9 | (2) | 21 |
| Provision for taxes | 1 | 22 | (122) | (3) |
| Equity in affiliates | (1) | (1) | (3) | (3) |
| Income from continuing operations | 17 | (114) | 399 | 8 |
| Discontinued operations | - | - | (4) | (3) |
| Net income | 17 | (114) | 395 | 5 |
| | | | | |
| Earning per share - diluted | 0.12 | (0.77) | 2.73 | 0.07 |
| | | | | |
| Weighted average shares - diluted | 141.1 | (5.5) | 144.4 | (2.0) |



# SALES AND ADJUSTED EBITDA BY SEGMENT

($ in millions)

| | FOURTH QUARTER | | FULL YEAR | |
|---|---|---|---|---|
| **Sales** | **2018** | B/(W) Pr Yr | **2018** | B/(W) Pr Yr |
| SIDING | 213 | - | 942 | 58 |
| OSB | 255 | (103) | 1,305 | 2 |
| EWP | 76 | (16) | 391 | 25 |
| SOUTH AMERICA | 39 | (1) | 161 | 6 |
| OTHER | 6 | (2) | 29 | (1) |
| INTERSEGMENT | - | - | - | 4 |
| | 589 | (122) | 2,828 | 94 |
| | | | | |
| **Adj. EBITDA** | | | | |
| SIDING | 42 | (12) | 235 | 15 |
| OSB | 41 | (113) | 455 | (35) |
| EWP | 2 | (5) | 35 | 3 |
| SOUTH AMERICA | 8 | (2) | 40 | 7 |
| OTHER | (1) | (1) | (2) | (2) |
| UNALLOCATED | (27) | (5) | (103) | (5) |
| | 65 | (138) | 660 | (18) |

**LP** BUILDING SOLUTIONS

# SIDING COMPARISON – Q4 2018 VERSUS Q4 2017

($ in millions)



$53
$11
($6)
($8)
($5)
($2)
$43
SmartSide Strand revenue growth of 10%, offset in part by declines in Fiber and CanExel
Significant headwind from 33% YoY decline in realized OSB price
Increased downtime at Roaring River, NC (Fiber) and East River, NS (CanExel) facilities drove manufacturing inefficiencies
Increased marketing investment ahead of new product launches in 2019 and to accelerate R&R growth
Investment in OSB mill conversion to support Strand growth in 2019 and beyond
2017 Adjusted EBITDA
Siding Sales
OSB Sales
Raw Materials / Mfg Costs
Marketing Investment
Dawson Creek Conversion
2018 Adjusted EBITDA


## REVENUE

| | | | | | | |
|---|---|---|---|---|---|---|
| $213 | $8 | $(8) | - | - | - | $213 |

**Q4 Adjusted EBITDA was impacted by downtime at Fiber and CanExel facilities, increased marketing investment in anticipation of new product introductions, and the Dawson Creek mill conversion**

**WE REMAIN CONFIDENT IN LONG-TERM STRAND SIDING REVENUE GROWTH OF 12-14%**

LP BUILDING SOLUTIONS

# OVERVIEW OF 2018 CASHFLOW



**$928**M
Cash available at year end 2017

**+**

**$511**M
Cash from operations in 2018

• **Reinstituted Dividend**

• **Over $200**M **in Share Repurchases**

• **Developed Capital Allocation Priorities**

**$(215)**M
CapEx

**$1,224**M
Available for share repurchases, dividends, M&A

| CAPITAL RETURN | M&A | OTHER NET OUTFLOW |
|---|---|---|
| $(212)M Share Repurchases | $(45)M Entekra Acquisition | $(15)M |
| $(74)M Dividends | | |

**$878**M
Cash available at year end 2018

LP BUILDING SOLUTIONS

# STRATEGIC UPDATE AND CAPITAL ALLOCATION PLAN

# LP HAS SUBSTANTIALLY IMPROVED ITS BUSINESS MIX...

### SALES MIX
#### 2015 VS. 2018



### EBITDA MIX
#### 2015 VS. 2018



### SMARTSIDE STRAND SALES
($ in millions)



### % VALUE ADD OSB VOLUME



**LP** BUILDING SOLUTIONS

# ... RESULTING IN SIGNIFICANT CASH FLOW GENERATION POTENTIAL UNDER A VARIETY OF OSB PRICES

> The scenarios below do not reflect our targeted additional $100M+ of after-tax cash flow by 2021, driven by (1) organic growth in Siding and South America, (2) benefits from improved OEE, supply chain optimization, and transition of management structure, offset in part by (3) annual labor and benefits inflation



**$30M**
Less cash generated per $10 drop in average annual OSB price

**$30M**
more cash generated per $10 increase in average annual OSB price

1.  Calculated as 2018 cash flow from operations of $511M, less $180M after-tax impact of OSB prices at 7/16" cycle average (instead of 2018 realized price), less $23M of non-recurring 2018 tax attributes, plus $25M of non-recurring after-tax 2018 pension contributions, less, for the purposes of this calculation, $13M of after-tax interest income. The $180M of after-tax OSB price impact is calculated as the difference between 2018 7/16" OSB price of $323 / MSF and cycle average 7/16" OSB price of $260 / MSF ($63 / MSF difference) multiplied by LP's 7/16" basis sales volume of 3.8MMSF and taxed at 25%. (see reconciliation on page 31)

**LP BUILDING SOLUTIONS**

# WE SEE SUBSTANTIAL EFFICIENCY OPPORTUNITIES TO CAPTURE BY 2021

| Category | Details | EBITDA Impact |
|---|---|---|
| Plant Operations | • Sustainably improve Overall Equipment Effectiveness (OEE), resulting in improved efficiency of Siding and OSB mills through increased volume, run time and quality | ~$40M |
| Supply Chain Optimization | • Apply best practices in procurement, logistics and working capital across $1.1B addressable spend | ~$25M (~$8M incremental impact per year) |
| Line Management and infrastructure Optimization | • Operational functional support for each business segment now reporting directly to business leadership<br>• Siding, OSB and EWP have full P&L and strategic execution responsibility<br>• Infrastructure support functions are being optimized, resulting in improved service levels at lower cost | ~$10M |
| | **Total Annual EBITDA Impact:** | **~$75M** |

# CAPITAL ALLOCATION PLAN

As a result of LP's improved business mix and more stable cash flow profile, we are transitioning to a more efficient capital allocation plan with an increased focus on returning cash to shareholders

**Current Liquidity**

| **$878**M Cash at 2018 year end | (-) | **$200**M Maximum cash needed [1] | (+) | **$350**M Incremental Debt [2] | (=) | **$1,028**M Excess Liquidity |
|---|---|---|---|---|---|---|

**2019 Anticipated Repurchases**

**$638**M
(~19% of market capitalization, or ~25% including $212M of repurchases completed in 2018)

**2019 Dividends**

**$75**M[3]
(~2% of market cap)

~$1B of identified capital returns to shareholders in 2018 & 2019 (~30% of market cap)

**Going forward**

Expect to deliver substantial cash flow from operations in variety of macro environments

**Return of Capital**

**Return over time 50%+ of cash flow from operations in excess of capex to sustain our core business and grow Siding and value-added OSB**

**2019-2020 Reinvestment Outlook**

| **$160**M 2019-2020 Sustaining Capex | **$80-100**M 2019-2020 Growth Capex (IRR >30%) | **$60-100**M 2019-2020 Return Projects (IRR >16%) | **Adjacent** Select bolt-on M&A |
|---|---|---|---|

1. Liquidity requirement of $400M, comprised of $200M cash on balance sheet and $200M of revolver capacity.
2. To achieve target through the cycle leverage EBITDA = 2x. Through the cycle refers to the trailing 5 year EBITDA
3. Based upon December 31, 2018 shares outstanding with a 4% dividend increase.

**LP** BUILDING SOLUTIONS

# 2019 GUIDANCE

| | |
|---|---|
| **Capital Investment** | $150M – $180M |
| **Strand Siding Revenue Growth** | 12-14% |
| **OSB OEE improvement**[1] | 1.7 pts |

# LONG-TERM TARGETS

| | |
|---|---|
| **Volume from value-added OSB** | 50%+ |
| **Annual Siding Strand Revenue Growth** | 12-14% |
| **Overall Siding EBITDA Margin** | 20%+ |
| **% Cash Flow from Operations to be returned to shareholders in excess of capital expenditures to sustain our core business and grow Siding and value-added OSB** | 50%+ |



1. Each percentage point of OEE improvement will either generate additional profit of ~ $6M (at cycle average OSB price of $260 on 7/16" basis) or reduce manufacturing costs by ~ $3M.

# APPENDIX

# UPDATED SEGMENT REPORTING NUMBERS

## 2018 Annual Results[1]

|  | As Reported | As Revised |
|---|---|---|
| **Sales:** | | |
| Siding | 942 | 942 |
| OSB | 1,305 | 1,305 |
| EWP | 391 | 409 |
| South America | 161 | 161 |
| Other | 29 | 11 |
| Total | 2,828 | 2,828 |
| | | |
| **Adj. EBITDA:** | | |
| Siding | 235 | 201 |
| OSB | 455 | 424 |
| EWP | 35 | 26 |
| South America | 40 | 40 |
| Other | (2) | (8) |
| Unallocated | (103) | (23) |
| Total | 660 | 660 |
| | | |
| **Adj. EBITDA Margin:** | | |
| Siding | 25% | 21% |
| OSB | 35% | 32% |
| EWP | 9% | 6% |
| South America | 25% | 25% |

[1] Reflects the reallocation of a significant portion of general corporate and other expenses consistent with recent business realignment efforts.



# FINANCIAL RESULTS

**($ in millions, except per share amount)**

| | Q4 2018 | Q4 2017 | YTD 2018 | YTD 2017 |
|---|---|---|---|---|
| Net sales | 589 | 711 | 2,828 | 2,734 |
| Income from continuing operations | 17 | 131 | 399 | 391 |
| Net income | 17 | 131 | 395 | 390 |
| Diluted EPS from continuing operations | 0.12 | 0.89 | 2.76 | 2.67 |
| Diluted EPS | 0.12 | 0.89 | 2.73 | 2.66 |
| **Non-GAAP financial results** | | | | |
| Adj. operating income | 36 | 169 | 535 | 545 |
| Adj. income from continuing operations | 27 | 105 | 397 | 339 |
| Adj. diluted EPS from continuing operations | 0.19 | 0.71 | 2.75 | 2.32 |
| Adj. EBITDA | 65 | 203 | 660 | 678 |
| Adj. EBITDA Margin | 11.0% | 28.5% | 23.3% | 24.8% |
| Average Shares Outstanding - Diluted | 141.1 | 146.6 | 144.4 | 146.4 |

Note: Refer to LP Form 8K filed on February 13, 2019 for the reconciliation of Adjusted income from continuing operations, EBITDA from continuing operations, Adjusted EBITDA from continuing operations and Adjusted EBITDA Margin



# SIDING

**($ in millions)**

|  | Q4 2018 | Q4 2017 | YTD 2018 | YTD 2017 |
|---|---|---|---|---|
| Sales | 213 | 213 | 942 | 884 |
| Operating income[a] | 34 | 46 | 202 | 189 |
| Adj. EBITDA[b] | 42 | 53 | 235 | 221 |
| Adj. EBITDA Margin | 19.5% | 25.0% | 24.9% | 24.9% |
|  |  |  |  |  |
| Percentage Changes: |  |  |  |  |
| Sales |  | —% |  | 7% |
| Adj. EBITDA |  | (21)% |  | 6% |
|  |  |  |  |  |
| Volume: |  |  |  |  |
| Smart Side - strand |  | 5% |  | 8% |
| Smart Side - fiber |  | (18)% |  | (13)% |
| OSB |  | (36)% |  | (14)% |
|  |  |  |  |  |
| Price: |  |  |  |  |
| Smart Side - strand |  | 5% |  | 5% |
| Smart Side - fiber |  | 12% |  | 10% |
| OSB |  | (33)% |  | 8% |

[a] Operating income equals sales less cost of sales and selling and administration directly associated with the segment.
[b] Adjusted EBITDA from continuing operations



# OSB

**($ in millions)**

|  | Q4 2018 | Q4 2017 | YTD 2018 | YTD 2017 |
|---|---|---|---|---|
| Sales | 255 | 358 | 1,305 | 1,303 |
| Operating income[a] | 26 | 137 | 396 | 427 |
| Adj. EBITDA[b] | 41 | 154 | 455 | 490 |
| Adj. EBITDA Margin | 15.9% | 42.9% | 34.8% | 37.6% |
| | | | | |
| **Percentage Changes:** | | | | |
| Sales | | (29)% | | —% |
| Adj. EBITDA | | (73)% | | (7)% |
| | | | | |
| **Volume:** | | | | |
| OSB - Commodity | | (4)% | | (2)% |
| OSB - value-add | | (2)% | | —% |
| | | | | |
| **Price:** | | | | |
| OSB - Commodity | | (30)% | | —% |
| OSB - value-add | | (21)% | | 4% |

[a] Operating income equals sales less cost of sales and selling and administration directly associated with the segment.
[b] Adjusted EBITDA from continuing operations

# ENGINEERED WOOD PRODUCTS

**($ in millions)**

|  | Q4 2018 | Q4 2017 | YTD 2018 | YTD 2017 |
|---|---|---|---|---|
| Sales | 76 | 92 | 391 | 366 |
| Operating income[a] | — | 3 | 20 | 16 |
| Adj. EBITDA[b] | 2 | 7 | 35 | 32 |
| Adj. EBITDA Margin | 3.0% | 8.1% | 9.0% | 8.7% |
| | | | | |
| Percentage Changes: | | | | |
| Sales | | (17)% | | 7% |
| Adj. EBITDA | | (71)% | | 10% |
| | | | | |
| Volume: | | | | |
| LVL | | (27)% | | (9)% |
| LSL | | (13)% | | 16% |
| I-Joist | | (18)% | | (1)% |
| | | | | |
| Price: | | | | |
| LVL | | 8% | | 9% |
| LSL | | 11% | | 10% |
| I-Joist | | 6% | | 8% |

[a] Operating income equals sales less cost of sales and selling and administration directly associated with the segment.
[b] Adjusted EBITDA from continuing operations

# SOUTH AMERICA

**($ in millions)**

|  | Q4 2018 | Q4 2017 | YTD 2018 | YTD 2017 |
|---|---|---|---|---|
| Sales | 39 | 41 | 161 | 155 |
| Operating income[a] | 6 | 8 | 31 | 24 |
| Adj. EBITDA[b] | 8 | 10 | 40 | 33 |
| Adj. EBITDA Margin | 21.8% | 25.2% | 24.9% | 21.5% |
| | | | | |
| Percentage Changes: | | | | |
| Sales | | (5)% | | 4% |
| Adj. EBITDA | | (20)% | | 20% |
| | | | | |
| Volume | | | | |
| OSB | | (1)% | | (8)% |
| Siding | | (12)% | | 5% |
| | | | | |
| Price | | | | |
| OSB | | (5)% | | 12% |
| Siding | | (5)% | | 4% |

[a] Operating income equals sales less cost of sales and selling and administration directly associated with the segment.
[b] Adjusted EBITDA from continuing operations

LP BUILDING SOLUTIONS

# FOURTH QUARTER 2018 ADJUSTED EBITDA RECONCILIATION

| Three Months Ended December 31, 2018 (Dollar amounts in millions) | Siding | OSB | EWP | South America | Other | Corporate | Total |
|---|---|---|---|---|---|---|---|
| Net income (loss) | $ 33.8 | $ 26.1 | $ (0.4) | $ 6.0 | $ (1.3) | $ (47.2) | $ 17.0 |
| Loss from discontinued operations | — | — | — | — | (0.1) | — | (0.1) |
| Benefit for income taxes | — | — | — | — | — | — | — |
| Income (loss) from continuing operations | 33.8 | 26.1 | (0.4) | 6.0 | (1.4) | (47.2) | 16.9 |
| Provision for income taxes | — | — | — | — | — | (0.4) | (0.4) |
| Interest expense, net of capitalized interest | — | — | — | — | — | 3.1 | 3.1 |
| Depreciation and amortization | 7.5 | 14.5 | 2.6 | 2.4 | 0.4 | 0.8 | 28.2 |
| Stock-based compensation expense | 0.3 | — | 0.1 | — | — | 1.2 | 1.6 |
| Gain on sale or impairment of long-lived assets, net | — | — | — | — | — | 11.1 | 11.1 |
| Other operating credits and charges, net | — | — | — | — | — | 9.0 | 9.0 |
| Investment income | — | — | — | — | — | (4.1) | (4.1) |
| Other non-operating items | — | — | — | — | — | (0.4) | (0.4) |
| **Adjusted EBITDA** | $ 41.6 | $ 40.6 | $ 2.3 | $ 8.4 | $ (1.0) | $ (26.9) | $ 65.0 |
| **Adjusted EBITDA Margin** | 19.5% | 15.9% | 3.0% | 21.8% | (16.7)% | NA | 11.0% |

# FOURTH QUARTER 2017 ADJUSTED EBITDA RECONCILIATION

| Three Months Ended December 31, 2017 (Dollar amounts in millions) | Siding | OSB | EWP | South America | Other | Corporate | Total |
|---|---|---|---|---|---|---|---|
| Net income (loss) | $ 45.8 | $ 136.7 | $ 3.1 | $ 7.9 | $ (0.9) | $ (62.1) | $ 130.5 |
| Loss from discontinued operations | — | — | — | — | 0.3 | — | 0.3 |
| Benefit for income taxes | — | — | — | — | (0.1) | — | (0.1) |
| Income (loss) from continuing operations | 45.8 | 136.7 | 3.1 | 7.9 | (0.7) | (62.1) | 130.7 |
| Provision for income taxes | — | — | — | — | — | 21.2 | 21.2 |
| Interest expense, net of capitalized interest | — | — | — | — | — | 4.5 | 4.5 |
| Depreciation and amortization | 7.2 | 16.8 | 4.2 | 2.3 | 0.7 | 0.8 | 32.0 |
| Stock-based compensation expense | 0.3 | 0.3 | 0.1 | — | — | 1.1 | 1.8 |
| Loss on sale or impairment of long-lived assets, net | — | — | — | — | — | 8.6 | 8.6 |
| Other operating credits and charges, net | — | — | — | — | — | 0.4 | 0.4 |
| Investment income | — | — | — | — | — | (3.3) | (3.3) |
| Other non-operating items | — | — | — | — | — | 6.6 | 6.6 |
| Adjusted EBITDA | $ 53.3 | $ 153.8 | $ 7.4 | $ 10.2 | $ — | $ (22.2) | $ 202.5 |
| Adjusted EBITDA Margin | 25.0% | 42.9% | 8.1% | 25.2% | —% | NA | 28.5% |

# YEAR END 2018 ADJUSTED EBITDA RECONCILIATION

| Year Ended December 31, 2018 (Dollar amounts in millions) | Siding | OSB | EWP | South America | Other | Corporate | Total |
|---|---|---|---|---|---|---|---|
| Net income (loss) | $ 201.6 | $ 395.7 | $ 19.5 | $ 31.0 | $ (8.5) | $ (244.7) | $ 394.6 |
| Loss from discontinued operations | — | — | — | — | 5.6 | — | 5.6 |
| Benefit for income taxes | — | — | — | — | (1.4) | — | (1.4) |
| Income (loss) from continuing operations | 201.6 | 395.7 | 19.5 | 31.0 | (4.3) | (244.7) | 398.8 |
| Provision for income taxes | — | — | — | — | — | 122.3 | 122.3 |
| Interest expense, net of capitalized interest | — | — | — | — | — | 15.8 | 15.8 |
| Depreciation and amortization | 32.3 | 58.3 | 15.1 | 9.1 | 2.0 | 3.2 | 120.0 |
| Stock-based compensation expense | 1.1 | 0.7 | 0.4 | — | — | 5.8 | 8.0 |
| Loss on sale or impairments of long-lived assets, net | — | — | — | — | — | 10.8 | 10.8 |
| Other operating credits and charges, net | — | — | — | — | — | (2.2) | (2.2) |
| Investment income | — | — | — | — | — | (17.6) | (17.6) |
| Other non-operating items | — | — | — | — | — | 3.9 | 3.9 |
| Adjusted EBITDA | $ 235.0 | $ 454.7 | $ 35.0 | $ 40.1 | $ (2.3) | $ (102.7) | $ 659.8 |
| Adjusted EBTIDA Margin | 24.9% | 34.8% | 9.0% | 24.9% | (8.0)% | NA | 23.3% |

# YEAR END 2017 ADJUSTED EBITDA RECONCILIATION

| Year Ended December 31, 2017<br>(Dollar amounts in millions) | Siding | OSB | EWP | South America | Other | Corporate | Total |
|---|---|---|---|---|---|---|---|
| **Net income (loss)** | $ 188.7 | $ 427.3 | $ 15.7 | $ 24.3 | $ (4.7) | $ (261.5) | $ 389.8 |
| Loss from discontinued operations | — | — | — | — | 2.0 | — | 2.0 |
| Benefit for income taxes | — | — | — | — | (0.7) | — | (0.7) |
| Income (loss) from continuing operations | 188.7 | 427.3 | 15.7 | 24.3 | (3.4) | (261.5) | 391.1 |
| Provision for income taxes | — | — | — | — | — | 119.1 | 119.1 |
| Interest expense, net of capitalized interest | — | — | — | — | — | 19.3 | 19.3 |
| Depreciation and amortization | 30.9 | 61.6 | 15.8 | 9.1 | 2.8 | 3.1 | 123.3 |
| Stock-based compensation expense | 0.9 | 0.9 | 0.3 | — | — | 7.6 | 9.7 |
| Loss on sale or impairments of long-lived assets, net | — | — | — | — | — | 6.8 | 6.8 |
| Other operating credits and charges, net | — | — | — | — | — | 4.9 | 4.9 |
| Investment income | — | — | — | — | — | (10.5) | (10.5) |
| Other non-operating items | — | — | — | — | — | 13.8 | 13.8 |
| **Adjusted EBITDA** | $ 220.5 | $ 489.8 | $ 31.8 | $ 33.4 | $ (0.6) | $ (97.4) | $ 677.5 |
| **Adjusted EBITDA Margin** | **24.9%** | **37.6%** | **8.7%** | **21.5%** | **(2.0)%** | **NA** | **24.8%** |

# ADJUSTED INCOME RECONCILIATION

| (Dollar amounts in millions, except per share amounts) | Quarter Ended | |
| --- | --- | --- |
| | December 31, 2018 | December 31, 2017 |
| **Net income** | $ 17.0 | 130.6 |
| Add (deduct): | | |
| (Income) loss from discontinued operations | (0.1) | 0.2 |
| Loss on sale or impairment of long-lived assets, net | 11.1 | 8.6 |
| Other operating credits and charges, net | 9.0 | 0.4 |
| Reported tax provision | (0.4) | 21.2 |
| Normalized tax provision at 25% for 2018 and 35% for 2017 | (9.2) | (56.4) |
| **Adjusted income from continuing operations** | $ 27.4 | $ 104.6 |
| Diluted shares outstanding | 141.1 | 146.6 |
| **Adjusted income from continuing operations per diluted share** | $ 0.19 | $ 0.71 |

| (Dollar amounts in millions, except per share amounts) | Year Ended | |
| --- | --- | --- |
| | December 31, 2018 | December 31, 2017 |
| **Net income** | $ 394.6 | $ 389.8 |
| Add (deduct): | | |
| Loss from discontinued operations | 4.2 | 1.3 |
| Loss on sale or impairment of long-lived assets, net | 10.8 | 6.8 |
| Other operating credits and charges, net | (2.2) | 4.9 |
| Reported tax provision | 122.3 | 119.1 |
| Normalized tax provision at 25% for 2018 and 35% for 2017 | (132.4) | (182.7) |
| **Adjusted income from continuing operations** | $ 397.3 | $ 339.2 |
| Diluted shares outstanding | 144.4 | 146.4 |
| **Adjusted income from continuing operations per diluted share** | $ 2.75 | $ 2.32 |

LP BUILDING SOLUTIONS

# RECONCILIATION OF CASH FLOW AT NORMALIZED OSB PRICES

| (Dollars in millions) | Year Ended December 31. | |
| --- | --- | --- |
| | 2015 | 2018 |
| Cash provided from operating activities | $ 29 | $ 511 |
| After-tax impact of cycle average OSB prices [1] | 175 | (180) |
| Other [2] | 4 | (11) |
| Adjusted cash from operating activities at normalized OSB prices | $ 208 | $ 320 |

1  2015 adjustment is calculated as the difference between 2015 7/16" OSB price of $196 / MSF and cycle average 7/16" OSB price of $260 / MSF ($64 / MSF difference) multiplied by LP's 7/16" basis sales volume of 3.7MMSF and taxed at 25%. 2018 adjustment is calculated as the difference between 2018 7/16" OSB price of $323 / MSF and cycle average 7/16" OSB price of $260 / MSF ($63 / MSF difference) multiplied by LP's 7/16" basis sales volume of 3.8MMSF and taxed at 25%.

2  2015 and 2018 is adjusted for non-recurring tax attributes, non-recurring after-tax pension contributions and after-tax interest income.

**LP BUILDING SOLUTIONS**